Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

July 1, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on July 1, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

July 1, 2024.

Schedule “A”

Bitfarms Provides June 2024 Production
and Operations Update

- Earned 189 BTC in June 2024 -

- Increased installed hashrate to 11.4 EH/s with 10.4 EH/s operational -

- Improved energy efficiency to 25 w/TH, up 36% Y/Y and 7.4% M/M -

- Strategic U.S. expansion with 120 MW site, well suited for HPC/AI -

- 2025 power capacity target more than doubles to 648 MW from current 310 MW -

- On track to deliver 21 EH/s and 21 w/TH in 2024; Initiated 2025 guidance of 35+ EH/s -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (July 1, 2024) - Bitfarms Ltd. (NASDAQ/ TSX: BITF), a global vertically integrated Bitcoin mining company, provides its monthly production report and update on its fleet upgrade and expansion. All financial references are in U.S. dollars.

“We continue to make progress on our fleet upgrades and new facility constructions, having installed over 39,000 new miners and deracked over 39,000 old miners so far this year. We exited the month with 11.4 EH/s installed, 10.4 EH/s operational and 25 w/TH efficiency,” said Ben Gagnon, Chief Mining Officer. “Upgrades at all of our Quebec facilities are now complete and have significantly expanded our hashrate and improved our energy efficiency and gross mining margins across our portfolio.”

“In Paraguay, our Paso Pe facility was energized with 4 of 5 warehouses and 6 of 8 hydro containers fully operational, contributing 2.5 EH/s with the remaining 0.6 EH/s to be energized in July. Severe weather in June, impacting both logistics and operations, contributed to moderate delays and temporary underperformance of miners.”

Executing on our strategy to cost-effectively expand our U.S. operating footprint, Bitfarms entered into a new agreement to develop a 120 MW site in Sharon, Pennsylvania. Situated strategically within the Pennsylvania-New Jersey-Maryland Interconnection (PJM), the largest wholesale electricity market in the U.S., and in a deregulated state, this site offers access to competitively priced electricity supply with opportunities to participate in demand response and curtailment programs, positioning Bitfarms to improve its corporate electricity price. The site is well suited for high intensity computing beyond Bitcoin mining, including HPC (high performance computing) and AI (artificial intelligence) services.

Phillippe Fortier, SVP of Corporate Development, stated, “We are confident that Sharon’s operations in the PJM grid will provide long-term access to low-cost U.S. energy and flexible power trading options in addition to revenue diversification opportunities. Importantly, PJM’s rapid replacement of coal powered plants is among the largest contributors to the reduction of greenhouse gas emissions in the U.S., rendering the opportunity both environmentally and economically sustainable. Given these significant advantages, we are actively engaged in assessing several opportunities to expand our presence within the attractive PJM region.”

“Leveraging our operational excellence and data center design expertise, we’re poised to optimize this site and drive accretive growth,” said Jeff Lucas, Chief Financial Officer. “This brings our 2025 power capacity target to 648 MW, representing 109% growth from current capacity. With the Sharon site’s ability to support 8 EH/s, alongside our recent acquisition of an additional 100 MW in Paraguay, we are initiating 2025 guidance of over 35 EH/s. As additional opportunities in our pipeline come to fruition, we will update both our contracted power capacity and our 2025 EH/s target. We remain committed to pursuing similar strategic ventures aimed at delivering significant value to our shareholders.”

Mining Review

In June, the Paso Pe 70 MW substation was successfully energized, making it the Company’s largest active facility by both hashrate and energy capacity. Shipping delays on miners into Paraguay have resulted in a temporary delay in installing 600 PH/s. These miners are now scheduled to be received, installed and energized in July.

June mining operations generated 189 BTC compared to 156 BTC in May as a result of increasing corporate hashrate during the month. Additionally, curtailment in Argentina and downtime associated with upgrading miners in Quebec reduced total production which was partially offset by a 0.8% decrease in network difficulty compared to May.

Key Performance Indicators	June 2024	May 2024	June 2023
Total BTC earned	189	156	385
Month End Operating EH/s	10.4	7.5	5.3
BTC/Avg. EH/s	25	24	77
Average Operating EH/s	7.6	6.4	5.0
Operating Capacity (MW)	310	240	207
Hydropower (MW)	256	186	178
Watts/Terahash Efficiency (w/TH)	25	27	39
BTC Sold	134	136	346

June 2024 Select Operating Highlights

●	10.4 EH/s online at June 30, 2024, up 96% Y/Y and 39% M/M.

●	7.6 EH/s average online, up 19% M/M.

●	24.9 BTC/average EH/s, up 2% from the previous month with the installation of Bitmain T21 miners.

●	189 BTC earned, 21% higher M/M and 51% lower Y/Y.

●	6.3 BTC earned daily on average, equal to ~$384,000 per day based on a BTC price of $61,000 at June 30, 2024.

●	In Québec,

o	At Leger, installed 4,400 for a total of 5,300 Bitmain T21 miners.

o	At Baie-Comeau, completed installation of 1,944 Bitmain T21 miners.

o	At Saint-Hyacinthe, installed 3,744 Bitmain S21 miners, making it the Company’s most efficient site at 17.5 w/TH.

●	In Paraguay,

o	At Paso Pe:

▪	Finished testing and energized the 70 MW substation.

▪	Energized 4 of 5 warehouses and 6 of 8 hydro containers.

o	At Yguazu, framing began on the new warehouses.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
March	286	424
April	269	379
May	156	459
June	189	385
YTD Totals	1,557	2,520

June 2024 Financial Update

●	Sold 134 of the 189 BTC earned as part of the Company’s regular treasury management process for total proceeds of $8.8 million.

●	Total liquidity of $194 million, including $139 million in cash at June 30, 2024.

●	905 BTC in treasury, up from 850 BTC last month and representing $55.2 million based on a BTC price of $61,000 at June 30, 2024.

●	Synthetic HODL™ of 208 long-dated BTC call options at June 30, 2024.

Upcoming Conferences and Events

●	July 9-13: Alberta Trade Mission and Stampede, Calgary, Alberta

●	July 25-27: Bitcoin Conference, Nashville, TN

●	September 9-11: H.C. Wainwright 26th Annual Global Investment Conference

About Bitfarms Ltd

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	Y/Y or M/M= year over year or month over month

●	BTC or BTC/day = Bitcoin or Bitcoin per day

●	HPC = High-performance computing

●	AI = Artificial intelligence

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

●	Synthetic HODL™ = the use of instruments that create BTC equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; it may not be possible to profitably liquidate the current digital currency inventory, or at all; the digital currency market may not continue to be accepted by users; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; there may be increases in the Company’s electricity costs and costs of natural gas, the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company ability to expand will depend upon the completion of future financings; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2023, filed on March 7,2024 and the MD&A for the three-month period ended March 31, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca